UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Luckin Coffee Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000002

(Title of Class of Securities)

54951L109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐: Rule 13d-1(b)

☑: Rule 13d-1(c)

☐: Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 54951L109	SCHEDULE 13G	Page 3 of 5

ITEM 1

(a)	Name of Issuer

Luckin Coffee Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices

17F Block A, Tefang Portman Tower
No. 81 Zhanhong Road
Siming District, Xiamen, Fujian
People’s Republic of China, 361008

ITEM 2

(a)	Names of Persons Filing

GIC Private Limited

(b)	Address of Principal Business Office or, if none, Residence

The address for GIC Private Limited is as follows:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Republic of Singapore

(c)	Citizenship

GIC Private Limited – Singapore

(d)	Title of Class of Securities

Class A Ordinary Shares, par value US$0.000002 per share

(e)	CUSIP Number

54951L109

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4	Ownership

Ownership information with respect to GIC Private Limited is incorporated by reference through items (5) through (9) and (11) of the cover page.

ITEM 5	Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than 5 percent of Class A Ordinary Shares.

CUSIP No. 54951L109	SCHEDULE 13G	Page 4 of 5

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8	Identification and Classification of Members of the Group

Not applicable.

ITEM 9	Notice of Dissolution of Group

Not applicable.

ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54951L109	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President